UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

ROGERS CORPORATION
(Exact name of Registrant as specified in Charter)

Massachusetts (State or Other Jurisdiction of Incorporation)	1-4347 (Commission File Number)	06-0513860 (I.R.S. Employer Identification No.)

One Technology Drive, P.O. Box 188, Rogers, Connecticut 06263-0188
(Address of Principal Executive Offices and Zip Code)

Gustavo Araujo
860-779-4081
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Item 1.01  Conflicts Minerals Disclosure and Report.

Rogers Corporation (the “Company,” “we” or in the possessive form, “our”) has evaluated the products it manufactured or contracted to manufacture in calendar year 2014 and determined that certain of those products contained “Conflict Minerals,” as such term is defined in Item 1.01 of Form SD promulgated by the United States Securities and Exchange Commission (“SEC”), and that said Conflict Minerals were necessary to the functionality or production of said products.  The Conflict Minerals necessary to the functionality or production of those products were tin and gold. Based on a reasonable country of origin inquiry, as summarized below, the Company does not know that necessary tin or gold originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) nor does it have reason to believe that any necessary tin or gold may have originated in any Covered Country.

The Company’s Conflict Minerals Program

The Company has established a Conflict Minerals Policy (the “Policy”).  The Policy is posted on the Company’s public website.  The Company has established its Vice President of Supply Chain as the executive responsible for managing its Conflict Minerals compliance effort.  The Company’s Legal and Environmental functions support the Supply Chain organization with its compliance efforts, and external consultants assisted in the development of the reasonable country of origin inquiry process.

Determination of Products Within the Scope of the SEC’s Rule

In preparing for compliance with Rule 13p-1 under the Securities Exchange Act of 1934, all products manufactured and sold by the Company in 2014, or which the Company contracted to be manufactured, were reviewed for their potential to contain Conflict Minerals. All of the products we manufactured for sale, or which we contracted to be manufactured, were in scope for the Supply Chain inquiry process.

With respect to all raw materials that were used in the manufacture of products for sale prior to 2014, and continued to be used in 2014, the Supply Chain and Environmental compliance functional teams reviewed the Rogers Chemical Inventory and, by using the Chemical Abstract Services (CAS) registry number and Material Safety Data Sheet information, identified raw materials that potentially could contain Conflict Minerals.  Raw materials that were used for maintenance or research and development activities were not included in the inquiry process.

With respect to raw materials introduced into production for the first time during 2014 or raw materials provided by new suppliers during 2014, the standard Rogers material review process was utilized to evaluate compliance.  As part of that process, our Environmental compliance team reviewed each new material to determine whether it may contain Conflict Minerals.  In addition, our Supply Chain team queried all new suppliers regarding the presence of Conflict Minerals in the products supplied to us.  For redundancy, we also monitored additions to the Rogers Chemical Inventory System for certain CAS registry numbers to ensure that materials that might contain Conflict Minerals were flagged for review prior to being used to manufacture products for sale.

Description of Reasonable Country of Origin Inquiry

For both historically-used and new materials, the list of materials which could potentially contain Conflict Minerals and suppliers of such materials compiled by the Environmental team was provided to the Supply Chain team, which was charged with identifying which materials had actually been procured for the manufacture of products sold to our customers in 2014.  The Supply Chain team then utilized purchasing data from our enterprise resource planning system to identify which suppliers provided those materials and therefore needed to be included in our reasonable country of origin inquiry.

As part of our inquiry, all suppliers that provided raw materials to the Company that might contain Conflict Minerals were surveyed and asked to certify by way of the Electronic Industry Citizenship Coalition®/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template that the materials they sell to the Company either did not contain Conflict Minerals or, if they did contain Conflict Minerals, that the Conflict Minerals either (i) did not originate in the Covered Countries; or (ii) were from recycled or scrap sources.  They were also asked to provide information which supported their certification, including smelter or refiner information, as applicable.

During the inquiry process, all identified suppliers informed us that either the materials they supplied to the Company in 2014 did not contain Conflict Minerals or provided a certification that the materials provided to the Company which contained Conflict Minerals did not originate in the Covered Countries or were from recycled or scrap sources

After review of the evidence provided by its suppliers of Conflict Minerals, the Company has no reason to believe that the Conflict Minerals contained in its products which were necessary to the functionality or production of said products may have originated in a Covered Country.

The Conflict Minerals Disclosure provided in this Form SD is available here:

http://www.rogerscorp.com/cg/documents.aspx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS CORPORATION

By:	/s/ Jay B. Knoll
Vice President, General Counsel and Corporate Secretary

Date:  May 28, 2015